WINDSOR CANADIAN | OLD CROW | SCOTTY CAMERON | DECORÁ | ARDMORE | FYPON | JIM BEAM BLACK



AMERICAN LOCK | TEACHER'S BLENDED SCOTCH WHISKY | SHOW HOUSE | LAPHR | 100 AÑOS TEQUILA

PRO V1 | THERMA TRU DOORS | SAUZA TEQUILA | FOOTJOY | OMEGA CABINETRY | DEKUYPER | KITCHENCRAFT CABINETRY

SIMONTON WINDOWS | MAKER'S MARK

Trusted brands. Fortune Brands.

2009 Annual Review

MASTER LOCK | CANADIAN CLUB

KNOB CREEK | COURVOISIER | MOEN | JIM BEAM | TITLEIST | ARISTOKRAFT CABINETRY | HORNITOS

WATERLOO | COCKBURN'S | DYC | VOKEY DESIGN | SOURZ | CRUZAN | PINNACLE

HARVEYS | RONRICO | KEMPER | EFFEN VODKA | SCHROCK CABINETRY | COBRA | RED STAG

ANIS CASTELLANA | KAMCHATKA | OLD GRAND-DAD WHISKEY | DYNASTY BY OMEGA | DRYJOYS | BAKER'S | MAGNUM

VOX VODKA | CLEVELAND FAUCET GROUP | FUNDADOR | BOOKER'S | BENCHMARK BY THERMA TRU | KESSLER | (RI)1

WOLFSCHMIDT | TERRY CENTENARIO | BASIL HAYDEN'S | FORTUNE BRANDS | TRES GENERACIONES | DIAMOND | KUEMMERLING

90%
of sales come from #1 or #2 market positions

1.2 billion
standard servings of Jim Beam bourbon sold each year

230 million
Titleist golf balls sold in 2009

60 million
Master Locks sold in 2009

379,105 pounds
of red wax sealed Maker's Mark bottles in 2009

1.6 million
agaves planted by Sauza in 2009 using sustainable farming practices

85%
of players at the 2009 U.S. Amateur Championship played Titleist golf balls

Lifetime
Moen's warranty against leaks, drips and finish defects

7 generations
of Beam family distillers

13 years
in a row, we've been named the Most Admired Company in our industry category by Fortune *magazine*

Powerful & Enduring Consumer Brands

Our 20 top-selling brands drove nearly 80% of our total sales.
(2009 net sales in millions, rounded to nearest $50 million)



Moen $850
Titleist $750
Jim Beam $550
FootJoy $300
Master Lock $300
Aristokraft $300
Simonton $250
Therma-Tru $250
Sauza $200
Courvoisier $200
Waterloo $200
Kitchen Craft $200
DeKuyper $150
Maker's Mark $150
Canadian Club $150
Cobra $150
Omega $150
HomeCrest $100
Teacher's $100
Schrock $100

Contents

Dear fellow **shareholders:**

AMIDST THE GREATEST ECONOMIC CRISIS SINCE THE GREAT DEPRESSION, THE PEOPLE OF FORTUNE BRANDS ROSE TO THE CHALLENGE. EVEN THOUGH THE DOWNTURN PULLED SALES AND EARNINGS LOWER IN 2009, RESULTS TRENDED FAVORABLY AS THE YEAR PROGRESSED. WE STAYED TRUE TO OUR SHARE-HOLDER-VALUE-CREATION MODEL BY INVESTING SENSIBLY IN THE HEALTH OF OUR BRANDS, OUR NEW-PRODUCT PIPELINE, AND EXTENDING OUR BRANDS INTO ADJACENT CATEGORIES AND PROMISING INTERNATIONAL MARKETS. WE ALSO CONTAINED COSTS AND STREAMLINED SUPPLY CHAINS. AS A RESULT, YOUR COMPANY OUTPERFORMED THE MARKETPLACE ACROSS MANY KEY PRODUCT CATEGORIES, AND WE DELIVERED OPERATING MARGINS AT THE FOREFRONT OF OUR INDUSTRIES.

Earnings Per Share
(diluted, continuing operations)


$3.84
$5.31
$4.79
$1.03
$1.60
05 06 07 08 09

Quarterly Net Sales Trend
(2009 versus 2008)


-20%
-17%
-11%
+1%
Q1 Q2 Q3 Q4

- Net sales for Fortune Brands were $6.69 billion, down 12%, as flat sales in the relatively stable spirits category tempered the impact of lower sales for golf and home products.
- Diluted earnings per share from continuing operations were $1.60, up 55% due to lower net charges.
- Excluding charges and gains, diluted earnings per share from continuing operations were $2.43, down 35%, reflecting the impact of absorbing lower volumes across our cost base.
- Free cash flow reached $572 million after dividends and net capital expenditures.
- Total shareholder return, including dividends, was 8%.

Throughout 2009, we focused on two major goals: outperforming our markets at both the top and bottom lines; and positioning the company for strong growth when the economy recovers.

We pursued these goals through three key initiatives across our businesses:
1. **fine-tuning our strategies** to adjust to the evolving consumer;
2. **reducing cost structures** and increasing flexibility in our operations;
3. **aggressively managing our cash** to strengthen our balance sheet.

Together, these strategies are enabling Fortune Brands to emerge from the downturn in a very strong position.

Earning Consumers' Trust During Challenging Times
During the economic downturn, consumers clearly changed their purchasing behavior, focusing on trusted brands that deliver real value. Many pulled back from big-ticket discretionary purchases (such as major remodeling projects and golf clubs), while others shifted more of their spirits purchases from restaurants and bars to retail outlets. Still others focused purchases on lower price points, particularly in certain home products and spirits categories.

To succeed in this environment, we saw it as critical to reinforce the strength of our brands, deliver value at various price points, and drive demand in targeted and creative ways. This included developing innovative new products and targeted brand-building programs to keep consumers excited about our brands and products. As consumers shifted shopping and buying behavior, we matched our initiatives to seasonal consumption patterns and the distribution channels where consumers were most active.

In **Spirits**, we brought excitement to the marketplace in 2009 with new-product innovations. The introduction of Red Stag by Jim Beam attracted new consumers to the bourbon category. Sauza Margarita-in-a-Box appealed to consumers increasingly entertaining at home. We brought innovations to international markets with Larios 12 gin and DYC Single Malt in Spain, and Canadian Club ready-to-drink products in Australia. While we held back on spirits brand investment as we transitioned to new international distribution structures, we boosted brand investment by double digits during the seasonally important fourth-quarter holiday selling season in the U.S.

Our spirits business also completed a number of steps that are bringing us closer to customers and consumers, simplifying our organization, and enhancing how we position and sell our brands. To bolster our sales and distribution, we enhanced our organization and our routes to market: We executed a smooth transition to our new 24-market international sales alliance with The Edrington Group (owner of brands such as The Famous Grouse, The Macallan and Brugal); simplified our international spirits business structure by merging two units into one European business unit; initiated new long-term incentive-based contracts with our largest distributors in the U.S.; and aligned our U.S. sales organization by distributor rather than region. As a result of the changes we've made in sales and distribution, we now directly control more than 75% of our spirits sales, up from just 8% in 2008.

We believe we can perform better in the spirits marketplace, and with these initiatives in place, we see excellent prospects to profitably grow our key brands and elevate our long-term performance.

(From left to right)
Mark Roche, *General Counsel*
Patrick Koley, *Senior Vice President, Strategy*
Craig Omtvedt, *Chief Financial Officer*
Bruce Carbonari, *Chairman and Chief Executive Officer*
Matt Shattock, *CEO – Spirits*
Wally Uihlein, *CEO – Golf*
Chris Klein, *CEO – Home & Security*



Net Sales


18%
37%
45%
Spirits
Home & Security
Golf

In **Home & Security**, we remained proactive in the marketplace and continued to outperform the category. We gained share with successful initiatives, including: expanded customer relationships at major home centers; advanced faucet designs made possible by the new, compact Moen Duralast cartridge; revolutionary security products like the Master Lock Speed Dial; and innovative garage organization products from Waterloo. Even though the economy challenged big-ticket remodeling purchases, we still sold more than $1 billion of kitchen and bath cabinetry. As consumers shifted cabinetry purchases to home centers, we strengthened our position by developing new cabinetry lines to fill price gaps and new styles to appeal to today's consumer.

We've also emerged as an industry leader in promoting energy efficiency and "green" products. For example, Moen's industry-leading line of eco-friendly faucets reduces water consumption by 30%, and the energy conservation benefits of Simonton Windows helped the brand gain share as consumers capitalized on an energy-efficiency tax credit.

We continued to outperform the **Golf** market in 2009 on the success of our investments in two key areas: innovation and international growth.

New-product innovations helped us gain share at the high end of the market. The Titleist Pro V1 golf ball continued to grow share as golfers remained committed to the product's technological and performance benefits. Advanced-performance Titleist clubs gained share and commanded premium pricing. And FootJoy reinforced its industry leadership with innovative products such as the new ICON and SYNR-G shoe lines.

Internationally, we've invested to develop the golf industry's finest sales organization in Korea, as well as in growth initiatives in Japan, China and Australia. In local currencies, our golf sales across Asia and Australia were up at a double-digit rate in 2009. To further support these growth opportunities, we're constructing a new ball plant in Thailand to complement our U.S. golf ball production.

Improving Cost Structures and Managing Cash

To help all of our businesses deliver operating margins at the forefront of their categories, we continued to reduce cost structures and enhance the efficiency and flexibility of our supply chains.

These included tough but necessary decisions over the course of the downturn to take significant cost out of our businesses as sales volumes declined. These moves – including a 40% reduction in the number of positions and facilities in Home & Security and more modest reductions in Golf – have resulted in competitive cost structures while also retaining flexibility in our supply chains so we can ramp up as demand rebuilds. Our spirits business has also implemented initiatives to enhance organizational effectiveness and supply chains, dedicating savings to reinvest in brand growth.

Lastly, we aggressively managed our cash to strengthen our balance sheet and financial flexibility. Our aggressive cash-management initiatives included lower capital expenditures and a significant reduction in working capital. After careful consideration, we also reduced the annual dividend rate to $0.76 per share, a prudent action that aligned our dividend with our historical payout ratio. The combination of these measures enabled us to generate our strong free cash flow for 2009.

Confidence in the Future

Fortune Brands' performance continues to be built on a foundation of powerful, enduring and profitable brands – in categories with attractive long-term fundamentals. Moving into 2010, we see the front end of a recovery as an excellent time to stay on offense in the marketplace and invest to build profitable market share. We also recognize the consumer won't recover overnight, and we're sure to face continued challenges. However, the success of your company in navigating the historic challenges of 2009 enhances our prospects in 2010 and beyond. The 24,000 people of Fortune Brands are inspired by the confidence demonstrated by your ownership of our stock, and we will always remain focused on earning – and rewarding – your trust.

Sincerely,



Bruce Carbonari
Chairman & Chief Executive Officer

February 23, 2010

We Define Trust Many Ways

#1 ball in golf
Titleist

Buy it for looks. Buy it for life.
Moen

Tough Under Fire
Master Lock

The World's Finest Bourbon
Jim Beam

#1 shoe in golf
FootJoy

The Brand Bartenders Trust
DeKuyper

We Make Lasting Impressions
Simonton

The Legendary Rum of St. Croix
Cruzan

Connecting with **consumers.**

STRONG BRANDS ARE BEST ABLE TO ENDURE THROUGH ECONOMIC CHALLENGES ... AND CAPITALIZE WHEN CONDITIONS IMPROVE. TO INSPIRE THE SUSTAINED CONFIDENCE AND LOYALTY OF CONSUMERS, WE DEDICATED HEALTHY LEVELS OF INVESTMENT TO HIGH-IMPACT MARKETING PROGRAMS. USING SOCIAL MEDIA, TRADITIONAL ADVERTISING, POINT-OF-SALE MERCHANDISING, AND UNIQUE COMMUNITIES OF BRAND FANS, WE BUILD THE EQUITY OF OUR BRANDS WITH PROGRAMS THAT REINFORCE THE ATTRIBUTES – INCLUDING QUALITY, STYLE, TASTE AND PERFORMANCE – THAT MAKE THEM GREAT. ULTIMATELY, THE STRENGTH OF OUR BRANDS IS BUILT ON THE TRUST OF CONSUMERS – AND WE FOCUS ON EARNING THEIR CONFIDENCE DAY AFTER DAY, GENERATION AFTER GENERATION.

Maker's Mark builds passion for its brand one consumer at a time. The world's #1 super-premium bourbon engages both bartenders and consumers by embedding Maker's Mark "Distillery Diplomats" in key markets throughout the world. From New York to Los Angeles, London to Tokyo, the Distillery Diplomats are instrumental in inspiring and enlightening these key influencers about the brand. The result: Maker's is recommended nearly two-to-one over the competition, Maker's Mark Ambassadors – the brand's community of fans – spread the word even further, and sales grow at a double-digit rate year after year.

(Pictured from left) On-premise manager **Mike Speranza**, *Maker's Mark global marketing director* **Barry Younkie**, *field marketing director* **Amanda Ingram**, *and channel manager* **Jeff Long** *in the heart of New York … Maker's Mark's #1 market.*


Maker's
Mark
Performing nightly.
Performing nightly.

"Famous for Quality," **Jim Beam** is the #1 bourbon in the world. With a heritage dating to 1795, it's #1 in the United States, where every drop of Jim Beam is made; #1 in Australia – the world's second largest bourbon market – where it's the leading spirit of any kind, and where ready-to-drink Jim Beam products are outsold by only two beer brands; and #1 in Germany, where consumers buy more than 5 million bottles a year. We're boosting investment in Jim Beam to further build the brand in its core markets, and to introduce it to new consumers in emerging markets.

Connecting with **consumers.**

Brands Trusted for Generations

1795 *Jim Beam*
1815 *Laphroaig*
1843 *Courvoisier*
1857 *FootJoy*
1858 *Canadian Club*
1873 *Sauza*
1921 *Master Lock*
1935 *Titleist*
1947 *Moen*
1954 *Aristokraft*


Genuine
JIM BEAM
Cola
375mL

Moen has built its position as the number one faucet brand in North America with an intense focus on consumers. Proprietary research into how consumers interact with water helps Moen develop products for the kitchen and bath that deliver style and performance. Moen's industry-leading line of eco-friendly faucets, plus innovations like the ioDIGITAL shower system and the reliable new Duralast cartridge, help consumers enjoy water wisely. And Moen's uncommon commitment to customer service helped the brand increase sales at U.S. home centers in the challenging economy of 2009.

Two of our newest brands give us growth opportunities in attractive spirits categories. We're investing to accelerate growth for **Cruzan**, *"The Legendary Rum of St. Croix." And with the addition of* **EFFEN** *Vodka in 2009, we're building excitement and expanding the brand's distribution in the super-premium vodka segment.*


MOEN


CRUZAN
CRUZAN


EFFEN
EFFEN
VODKA


Titleist
1

The Most Trusted Ball in Golf
#1 on the worldwide professional tours

Titleist: 65%
Nearest competitor: 10%

2009 golf ball usage at worldwide professional tour events

Inspiring with **innovation.**

INNOVATION DURING THE DOWNTURN HAS BEEN A STRATEGIC ADVANTAGE FOR FORTUNE BRANDS. DESPITE THE RELUCTANCE OF MANY CONSUMERS TO SPEND, OUR NEW-PRODUCT INNOVATIONS DELIVERED ADDED VALUE TO CONSUMERS... AND GAVE THEM REASONS TO BUY. FROM NEXT-GENERATION ADVANCED-TECHNOLOGY GOLF PRODUCTS... TO INNOVATIVE NEW SPIRITS PRODUCTS... TO ADVANCES IN ENERGY EFFICIENCY AND BREAK-THROUGH DESIGNS IN HOME AND SECURITY PRODUCTS... OUR R&D TEAMS INSPIRED THE CONFIDENCE OF CONSUMERS... AND HELPED DRIVE VALUABLE MARKET-SHARE GAINS IN KEY CATEGORIES. NEW PRODUCTS INTRODUCED IN JUST THE PAST THREE YEARS DROVE 25% OF OUR TOTAL SALES

We're proud to be an industry leader in developing and promoting innovative energy-efficient products. Moen offers an extensive line of eco-friendly faucets carrying the EPA's WaterSense designation. Therma-Tru pioneered … and continues to redefine … the thermally efficient fiberglass entry door category. And by utilizing advanced materials, leveraging innovative spacer systems, and developing state-of-the-art glass packages, our researchers at **Simonton Windows** combine aesthetic beauty with energy efficiency … enabling consumers to lower their energy bills while adding comfort and curb appeal to their homes. Simonton sales surged late in 2009 due to share gains and tax incentives rewarding consumers for going green.

(Pictured from left) Designer **Nathaniel Speece-Moyer**, *senior product manager* **Tony Eschmeyer** *and vice president for new product development* **Cristen Baca** *lead innovation for Simonton Windows at the brand's R&D center in Columbus, Ohio.*


5500 DH Meeting Rail with R 8.8 (COG) IGU
ADVANCED

Golf is a technology-intensive industry, and our track record of innovation is second to none. Whether it's inventing and improving the industry-leading Pro V1 golf ball, developing high-technology Titleist golf clubs, handcrafting the finest wedges and putters, or creating next-generation FootJoy shoes and gloves, our teams of engineers and craftsmen are committed to delivering performance that golfers can trust. Due to new-product innovations like the 909 series drivers, AP1 and AP2 irons, Vokey Design wedges and Scotty Cameron putters, sales of Titleist clubs increased even as industry golf club sales declined at a double-digit rate.

Inspiring with **innovation.**

25%
of Fortune Brands' 2009 sales were generated by new products introduced in the past three years

443 patents
issued and trademarks registered in 2009

727
active golf ball patents, more than any competitor

37 awards
won by innovative new spirits products in the past three years

1924
the year Master Lock founder Harry Soref invented the laminated padlock

"Inventor"
is the simple title that appeared on Al Moen's business card



Titleist
D2
9.5
AP2
Titleist
FORGED
AP1
Titleist
Titleist
VOKEY DESIGN
SCOTTY CAMERON

When it comes to innovation, we don't follow the herd. **Red Stag by Jim Beam** is a different breed of bourbon that brought excitement – and new legal-purchase-age consumers – to the category. Boosted by its unique flavor profile and partnership with Kid Rock's sold-out summer concert tour, this bourbon infused with natural black cherry quickly became one of the most successful new spirits products in years. Red Stag shipments tripled our initial projections, and this runaway success helped contribute to strong sales growth for the Jim Beam brand in the U.S.

Master Lock *reinvented the combination lock with the innovative Speed Dial, the hottest new padlock product of 2009. Our new* **Cocktail Cubes** *make margaritas and mojitos as easy as can be … and new* **Larios 12** *invigorated the gin category in Spain. The* **FootJoy ICON**, *the brand's new flagship golf shoe, combines luxurious calfskin with advanced technology to deliver remarkable stability, comfort and style.*


JIM BEAM
BLACK CHERRY
red
STAG
BY JIM BEAM
KENTUCKY STRAIGHT BOURBON WHISKEY INFUSED WITH NATURAL FLAVORS
BLACK CHERRY
40% ALC./VOL. (80 PROOF)




LARIOS
12





Winning around the **world.**

MARKETS OUTSIDE THE UNITED STATES OFFER MANY OF OUR STRONGEST GROWTH OPPORTUNITIES. HAVING ESTABLISHED A STRONG FOOTHOLD IN CHINA AND LATIN AMERICA, MOEN IS NOW EXPANDING INTO THE PROMISING INDIA MARKET. WE'VE BOOSTED OUR PRODUCTION OF MAKER'S MARK SO CONSUMERS IN ATTRACTIVE GLOBAL MARKETS CAN DISCOVER WHAT U.S. CONSUMERS ALREADY KNOW. IN A CHALLENGING YEAR FOR THE GOLF INDUSTRY, OUR GOLF SALES GREW IN CONSTANT CURRENCY OUTSIDE THE U.S. AS A RESULT OF OUR INTERNATIONAL GROWTH STRATEGIES, NEARLY ONE-THIRD OF FORTUNE BRANDS' TOTAL SALES NOW COME FROM MARKETS OUTSIDE THE U.S.

With a strong foundation that includes teaching infrastructure, practice facilities and successful Tour professionals, Korea offers very attractive growth prospects in golf. We've built the market's finest team in the golf industry to drive sustained growth ... and Korean consumers are embracing the performance and quality offered by our **Titleist** and **FootJoy** brands. As a result, we outperformed the market in Korea with sales that grew more than 30% in local currency in 2009. Boosted by additional growth in Japan, China and Australia, sales from markets outside the U.S. rose to 44% of our total golf revenues.

C&F Golf is the flagship golf shop for Titleist, FootJoy and Scotty Cameron in Seoul, South Korea. Pictured from left: C&F Golf CEO **S.W. Lee**, *Titleist golf ball sales representative* **Alex Kim**, *and Titleist/FootJoy/Cobra sales representative* **Sang-Won Bang**.


Titleist
탄도에 따른 세가지 선택
FJ
내가 노승열이라면?
FJ ICON
Titleist

Enriching our **communities.**

DURING DIFFICULT ECONOMIC TIMES, THE INVESTMENTS WE MAKE IN OUR COMMUNITIES ARE MORE IMPORTANT THAN EVER. REFLECTING OUR COMMITMENT TO ENVIRONMENTAL SUSTAINABILITY, WE CONTINUE TO MAKE MULTI-MILLION-DOLLAR IMPROVEMENTS TO REDUCE ENVIRONMENTAL IMPACTS, CONSERVE NATURAL RESOURCES, AND REDUCE GENERATION OF WASTES. WE'RE PROUD TO BE AN INDUSTRY LEADER IN PROMOTING RESPONSIBILITY IN ALCOHOL CONSUMPTION AND IN COMBATING ALCOHOL ABUSE. AND THROUGH ORGANIZATIONS SUCH AS HABITAT FOR HUMANITY, THE STOREHOUSE, THE UNITED WAY, OPERATION HOMEFRONT, SUSAN G. KOMEN FOR THE CURE, AND HAITI EARTHQUAKE RELIEF AGENCIES, THE PEOPLE OF FORTUNE BRANDS MAKE A DIFFERENCE.



Our leadership in the spirits industry is evident in many ways. We established the industry's strictest standard in the U.S. to limit exposure of spirits advertising to young people. We're spearheading programs to eliminate underage consumption and binge drinking on college campuses. We partner with the National Center for DUI Courts to combat drunk driving. And with specially labeled bottles of Jim Beam, the Red Stag sponsorship of Kid Rock's tour, and volunteer efforts, **Jim Beam** proudly teams up with **Operation Homefront** to support American service personnel and their families.

Beam Global associates, including **Elaina Kotlyar**, *joined key customers, distributor partners and Operation Homefront to bring holiday meals to families of wounded servicemen at a base in Texas.*

Financial Highlights

Fortune Brands, Inc. and Subsidiaries

(in millions, except per share amounts)	**2009**	*2008*	*% change*	*2007*
Net Sales				
Spirits	**$2,469.6**	$2,480.9		$2,606.8
Home & Security	**3,006.8**	3,759.1		4,550.9
Golf	**1,218.3**	1,368.9		1,405.4
	$6,694.7	$7,608.9	(12.0)	$8,563.1
Operating Income				
Spirits	**$ 484.7**	$ 543.7		$ 766.7
Home & Security	**87.0**	(465.6)		503.0
Golf	**25.0**	125.3		165.5
Less: Corporate expenses	**91.5**	57.8		58.9
	$ 505.2	$ 145.6	247.0	$1,376.3
Net income	**$ 242.8**	$ 311.1	(22.0)	$ 762.6
Earnings per common share				
Basic	**$ 1.61**	$ 2.05	(21.5)	$ 4.98
Diluted	**$ 1.60**	$ 2.02	(20.8)	$ 4.87
Net income from continuing operations	**$ 242.8**	$ 158.6	53.1	$ 749.5
Income from discontinued operations	**—**	152.5		13.1
Earnings per common share from continuing operations				
Basic	**$ 1.61**	$ 1.04	54.8	$ 4.89
Diluted	**$ 1.60**	$ 1.03	55.3	$ 4.79
Other Data				
Operating income	**$ 505.2**	$ 145.6	247.0	$1,376.3
Less:				
Interest expense	**215.8**	237.1		293.6
Other (income) expense, net	**6.0**	(279.9)		(37.5)
Income taxes	**36.3**	95.6		346.3
Noncontrolling interests	**4.3**	(65.8)		24.4
Free cash flow [(1)]	**$ 572.5**	$ 430.3		$ 518.9
Add:				
Discontinued operations—sale of wine business	**—**	(31.0)		—
Capital expenditures, net	**141.6**	157.0		197.8
Dividends paid	**152.2**	261.2		248.6
Cash flow from operations	**$ 866.3**	$ 817.5		$ 965.3
Dividends paid per common share	**$ 1.01**	$ 1.72	(41.3)	$ 1.62
Actual number of common shares outstanding	**150.5**	150.1		153.9
Average number of common shares outstanding (diluted)	**151.8**	153.7		156.5

(1) Free Cash Flow is Cash Flow from Operations less net capital expenditures and dividends paid to stockholders. It additionally excludes credits and payments of taxes on the discontinued operation sale of the wine business. Free Cash Flow is a measure not derived in accordance with GAAP. Management believes that Free Cash Flow provides investors with helpful supplemental information about the company's ability to fund internal growth, make acquisitions, repay debt and repurchase common stock. This measure may be inconsistent with similar measures presented by other companies.

CEO and CFO Certifications

In 2009, Fortune Brands' chief executive officer provided to the New York Stock Exchange the annual CEO certification regarding Fortune Brands' compliance with the New York Stock Exchange's corporate governance listing standards. In addition, Fortune Brands' CEO and chief financial officer filed with the United States Securities and Exchange Commission all required certifications regarding the quality of Fortune Brands' public disclosure in its fiscal 2009 reports.

Board of Directors

Bruce A. Carbonari
Chairman and
Chief Executive Officer
Fortune Brands, Inc.

Richard A. Goldstein
Former Chairman and
Chief Executive Officer
International Flavors & Fragrances Inc.

Ann Fritz Hackett
Founder and President
Horizon Consulting Group, LLC

Pierre E. Leroy
Former President, Worldwide Construction & Forestry Division and Worldwide Parts Division
Deere & Company

A.D. David Mackay
President and
Chief Executive Officer
Kellogg Company

Anne M. Tatlock
Former Chairman and
Chief Executive Officer
Fiduciary Trust Company International

David M. Thomas
Former Executive Chairman
IMS Health Incorporated
(Lead Director)

Ronald V. Waters, III
President and
Chief Executive Officer
LoJack Corporation

Norman H. Wesley
Former Chairman and
Chief Executive Officer
Fortune Brands, Inc.

Peter M. Wilson
Former Chairman
Gallaher Group Plc

Corporate Officers

Bruce A. Carbonari
Chairman and
Chief Executive Officer

Craig P. Omtvedt
Senior Vice President and
Chief Financial Officer

Mark Hausberg
Senior Vice President – Finance and Treasurer

Patrick J. Koley
Senior Vice President – Strategy & Corporate Development

Mark A. Roche
Senior Vice President, General Counsel and Secretary

Anthony J. Diaz
Vice President – Investor Relations

C. Clarkson Hine
Vice President – Corporate Communications and Public Affairs

Elizabeth R. Lane
Vice President – Human Resources

Charles J. Ryan
Vice President – Taxes

Allan J. Snape
Vice President – Business Development

Matt Stanton
Vice President – Public Affairs

Chris R. Swonger
Vice President – Government Relations and Public Affairs

Lauren S. Tashma
Vice President, Associate General Counsel and Assistant Secretary

Gary L. Tobison
Vice President and
Chief Internal Auditor

Edward A. Wiertel
Vice President and
Corporate Controller

Reconciliation of Non-GAAP Measures

Operating Income Before Charges [1]	**2009**	2008	% change	2007
Spirits	**$ 607.5**	$ 634.6	(4.3)	$ 725.2
Home & Security	**139.0**	348.2	(60.1)	599.3
Golf	**60.2**	125.3	(52.0)	166.3
Corporate expenses	**(87.8)**	(57.8)	(51.9)	(58.9)
Operating income before charges	**718.9**	1,050.3	(31.6)	1,431.9
Restructuring and other charges	**(121.2)**	(119.2)	(1.7)	(101.2)
Asset impairment charges	**(92.5)**	(785.5)	88.2	—
Gain from the sale of The Dalmore Scotch assets	—	—	—	45.6
Operating income	**$ 505.2**	$ 145.6	247.0	$1,376.3

[1] *Operating Income Before Charges is Operating Income derived in accordance with GAAP excluding restructuring and other charges, assets impairment charges and the gain from the sale of The Dalmore Scotch assets. Operating Income Before Charges is a measure not derived in accordance with GAAP. Management uses this measure to determine the returns generated by our operating segments and to evaluate and identify cost reduction initiatives. Management believes this measure provides investors with helpful supplemental information regarding the performance of the company from year to year. This measure may be inconsistent with similar measures presented by other companies.*

Earnings Per Common Share – Diluted [2]	**2009**	2008	% change	2007
Income from continuing operations before charges/gains	**$ 2.43**	$3.75	(35.2)	$5.06
Maxxium distribution gain	**0.08**	—	100.0	—
V&S auction process costs	—	(0.03)	100.0	—
Maxxium investment write-down	—	(0.33)	100.0	—
Accelerated Future Brands deferred gain	—	0.29	(100.0)	—
Gain on Future Brands termination	—	0.95	(100.0)	—
Tax-related credits	—	0.64	(100.0)	—
Asset impairment charges	**(0.44)**	(4.29)	89.7	—
Beam Global minority interest repurchase	—	0.53	(100.0)	—
Restructuring and other charges	**(0.47)**	(0.48)	2.1	(0.45)
Gain on sale of The Dalmore Scotch assets	—	—	—	0.18
Income from continuing operations	**1.60**	1.03	55.3	4.79
Income from discontinued operations	—	0.99	(100.0)	0.08
Net income	**$ 1.60**	$2.02	(20.8)	$4.87

[2] *EPS from Continuing Operations Before Charges/Gains is Net Income from Continuing Operations calculated on a per-share basis excluding restructuring and other charges and other one-time items.*

EPS from Continuing Operations Before Charges/Gains is a measure not derived in accordance with GAAP. Management uses this measure to evaluate the overall performance of the company and believes this measure provides investors with helpful supplemental information regarding the underlying performance of the company from year to year. This measure may be inconsistent with similar measures presented by other companies.

Operating Company Officers

Spirits
Beam Global Spirits & Wine, Inc.

Matthew J. Shattock
President and Chief Executive Officer

Robert F. Probst
Senior Vice President – Chief Financial Officer

William A. Newlands
President – BGSW USA

Donard P. Gaynor
Senior Vice President – Managing Director, International

Kevin B. George
Senior Vice President – Global Chief Marketing Officer

Ian Gourlay
Senior Vice President – Operations & Supply Chain

Mindy Mackenzie
Senior Vice President – Human Resources

Kenton R. Rose
Senior Vice President – General Counsel

Keith R. McLeod
Chief Information Officer

Home & Security
Fortune Brands Home & Security LLC

Christopher J. Klein
President and Chief Executive Officer

Gregory J. Stoner
President
MasterBrand Cabinets, Inc.

David B. Lingafelter
President
Moen Incorporated

John N. Heppner
President
Fortune Brands Storage & Security LLC

David M. Randich
President
Therma-Tru Corp.

Mark Savan
President
Simonton Windows, Inc.

Golf
Acushnet Company

Walter R. Uihlein
Chairman and Chief Executive Officer

James M. Connor
President
FootJoy

Jeffrey Harmet
President
Cobra and Titleist Golf Clubs

Gerald M. Bellis
President
Titleist Golf Balls

Joseph J. Nauman
Executive Vice President Corporate and Legal

William C. Burke
Senior Vice President and Chief Financial Officer

Dennis D. Doherty
Senior Vice President – Human Resources

Margaret G. Nicholson
Senior Vice President and Chief Information Officer

Operating Companies and Leading Brands

Spirits
Beam Global Spirits & Wine, Inc.
510 Lake Cook Road
Deerfield, IL 60015-4964
1-847-948-8888

Bourbon:
Jim Beam, Jim Beam Black, Maker's Mark, Old Crow, Old Grand-Dad, Red Stag by Jim Beam

Small Batch Bourbon:
Knob Creek, Booker's, Baker's, Basil Hayden's

Blended Whisky/Whiskey:
Canadian Club, Teacher's, Whisky DYC, Jim Beam Rye, (ri)[1], Old Overholt, Windsor, Lord Calvert, Tangle Ridge, Alberta Premium, Canada House, Kessler, Calvert Extra, Fürst Bismarck

Single Malt:
Laphroaig, Ardmore

Tequila:
Tres Generaciones, 100 Años, Hornitos, Sauza Gold, Sauza Blanco, El Tesoro

Cognac:
Courvoisier, Salignac

Port, Brandy and Sherry:
Cockburn's, Harveys, Fundador, Terry Centenario, Tres Cepas

Cordials & Liqueurs:
DeKuyper[a], Sourz, After Shock, Leroux, Kamora, Kuemmerling, Castellana

Vodka:
EFFEN, Vox, Wolfschmidt, Kamchatka, Gilbey's

Gin:
Larios, Gilbey's, Calvert

Rum:
Cruzan, Ronrico, Conch Republic

Ready-to-Drink Cocktails:
Beam & Cola, Beam Black & Cola, Jim Beam Choice & Dry, Jim Beam & Zero Sugar Cola, Canadian Club & Cola, Canadian Club & Dry, Canadian Club & Ginger Beer, Cocktail Cubes

Complete brand listing at www.beamglobal.com

Home & Security
Fortune Brands Home & Security LLC
520 Lake Cook Road
Deerfield, IL 60015-5611
1-847-484-4400

Faucets and Accessories:
Moen, ShowHouse, Cleveland Faucet Group, Home Care, Donner, Moen Commercial

Cabinetry:
Omega, Decorá, Kitchen Craft, Diamond, Thomasville Cabinetry®c, Dynasty by Omega, Diamond Reflections, Schrock, Kemper, Somersby, HomeCrest, Aristokraft, Capital Cabinets, Kitchen Classics, Contractor's Choice

Exterior Doors:
Therma-Tru, Classic-Craft, Fiber-Classic, Smooth-Star, Benchmark by Therma-Tru, Tru-Defense

Windows:
Simonton, Reflections, Impressions, StormBreaker, StormBreaker Plus, ProFinish, Prism, Verona

Architectural Millwork:
Fypon

Security:
Master Lock, Master, Magnum, Fortress, American Lock, Dudley

Tool Storage:
Waterloo, Sears® Craftsman®d, Magnum, Fortress

Golf
Acushnet Company
333 Bridge Street
P.O. Box 965
Fairhaven, MA 02719-0965
1-508-979-2000

Golf Balls:
Titleist
Pro V1, Pro V1x, NXT Tour, NXT, DT SoLo
Pinnacle
Dimension, Gold Precision, Gold Distance, Ribbon

Golf Clubs:
Titleist
909D Comp, 909D2, 909D3 drivers, 909F fairway metals, 909H hybrids, AP1, AP2, CB, MB irons, Vokey Design wedges, Scotty Cameron putters
Cobra
Cobra ZL drivers, Cobra S2 drivers, Cobra S2 fairways, Cobra Baffler Rail fairways, Cobra Baffler Rail hybrids, Cobra S2 irons, Cobra S2 Max irons and iron-hybrids, Cobra S2 Forged irons

Golf Shoes:
FootJoy
FJ ICON, SYNR-G, DryJoys, FJ SPORT, Contour Series, FJ SuperLites, LoPro, MyJoys

Golf Gloves:
FootJoy
PureTouch Limited, StaSof, SciFlex, Spidr2, SofJoy, WeatherSof, RainGrip, WinterSof
Titleist
Players, Players-Tech, Perma-Tech, Perma-Soft

Golf Outerwear:
FootJoy
DryJoys Tour Collection, Performance Light Series, Softshell Jacket, Golf Mock, Supersoft Windshirt, Performance knits

Corporate Data

Executive Office
520 Lake Cook Road
Deerfield, IL
60015-5611
1-847-484-4400

Website
www.fortunebrands.com

E-mail
mail@fortunebrands.com

Registered Office
2711 Centerville Road
Suite 400
Wilmington, DE 19808

Common Stock
Fortune Brands common stock is listed on the New York Stock Exchange. Our trading symbol is FO.

Annual Meeting
The Annual Meeting of Stockholders will take place on Tuesday, April 27, 2010 at 1:30 p.m. (CDT) at The Westin Chicago North Shore, 601 N. Milwaukee Avenue, Wheeling, IL 60090.

Transfer Agent for Common Stock and Preferred Stock
Wells Fargo Shareowner Services
P. O. Box 64874
St. Paul, MN 55164-0874
1-800-225-2719

Quarterly Earnings, News Summaries, Copies of News Releases and Corporate Publications
Shareholder Direct®
1-800-310-5960 or
www.fortunebrands.com

Duplicate mailings of proxy materials to the same address are costly to Fortune Brands and may be inconvenient to many stockholders. Securities and Exchange Commission rules allow for the elimination of duplicate reports, provided your request is in writing. Eliminating these duplicate mailings will not affect your dividend or proxy card mailings.

Please write to:
Fortune Brands, Inc.
Shareholder Services
520 Lake Cook Road
Deerfield, IL 60015-5611

SEC Filings
The distribution of this Annual Review with respect to our 2010 Annual Meeting of Stockholders is accompanied by a copy of our Annual Report on Form 10-K as filed with the SEC for the last fiscal year. You may also view electronic copies of our Annual Report on Form 10-K and other documents that we file with the SEC on our website, www.fortunebrands.com.

Fortune Brands, Inc. is a holding company with subsidiaries engaged in the manufacture and sale of distilled spirits, home and security, and golf products. To make this annual report easier to read, we've used the words "we," "our" and similar terms to describe the activities of Fortune Brands, Inc. or its subsidiary companies or both, depending upon the context.

Aristokraft, Canadian Club, Cobra, Courvoisier, Cruzan, Duralast, DYC, EFFEN, FootJoy, HomeCrest, Icon, ioDigital, Jim Beam, Kitchen Craft, Laphroaig, Larios, Maker's Mark, Master Lock, Moen, Omega, Pro V1, Red Stag by Jim Beam, Sauza, Schrock, Scotty Cameron, Simonton, Therma-Tru, Titleist, Vokey Design, and Waterloo are among the trademarks held by subsidiaries of Fortune Brands, Inc. in the U.S. and various countries internationally.

a) *DeKuyper is the trademark of Koninklijke DeKuyper B.V.*
b) *WaterSense is the trademark of the U.S. Environmental Protection Agency*
c) *Thomasville Cabinetry is a registered trademark of Thomasville Furniture Industries, Inc.*
d) *Sears and Craftsman are the trademarks of Sears Brands, LLC.*

Web Site Directory

Fortune Brands, Inc.
www.fortunebrands.com

Spirits
www.beamglobal.com
www.drinksmart.com
www.jimbeam.com
www.theredstag.com
www.sauzatequila.com
www.makersmark.com
www.cruzanrum.com
www.canadianclubwhisky.com
www.courvoisier.com
www.laphroaig.com
www.dekuyperusa.com
www.smallbatch.com
www.knobcreek.com
www.hornitostequila.com
www.eltesorotequila.com
www.effenvodka.com
www.voxvodka.com
www.ri1whiskey.com
www.americasnativespirit.com
www.harveys-usa.com
www.lariosdrygin.com
www.teacherswhisky.com
www.ardmorewhisky.com
www.virtualspirit.org/allaccess

Home & Security
www.moen.com
csi.moen.com
showhouse.moen.com
www.masterlock.com
www.masterbrand.com
www.omegacabinets.com
www.decoracabinets.com
www.kitchencraft.com
www.diamondcabinets.com
www.schrock.com
www.kempercabinets.com
www.homecrestcab.com
www.aristokraft.com
www.thermatru.com
www.benchmarkdoors.com
www.myuglydoor.com
www.waterlooindustries.com
www.simonton.com
www.fypon.com
www.diamondatlowes.com
www.misgabinetes.com
www.thomasvillecabinetry.com
www.kitchenclassicsatlowes.com
www.capitalcabinets.com

Golf
www.titleist.com
www.footjoy.com
www.cobragolf.com
www.pinnaclegolf.com
www.scottycameron.com
www.vokey.com
www.myjoys.com
www.mytpi.com
www.fittingworks.com
www.titleistblog.com


Recycled
FSC

This annual review is produced on Monadnock Astrolite PC 100® post-consumer-recycled material. All of Monadnock Paper Mills Graphic Arts and Packaging Papers are manufactured carbon neutral with 100% renewable electricity.

Environmental benefits for using Monadnock Astrolite PC 100® in the Fortune Brands 2009 Annual Review:

6,183 *pounds of solid waste not produced*
67,555,700 *BTUs of energy not consumed*
60,614 *pounds of wood saved*
18,860 *net pounds of greenhouse gas* CO_2 *not produced*
97,530 *gallons of wastewater not produced*
7,928 *pounds of carbon emissions not produced*

Design: *SVP Partners, Wilton, CT* | *svppartners.com* **Photography:** *Ron Wu Studios, Chicago, IL* | *ronwuphoto.com* | **Printing:** *Dynagraf, Canton, MA* | *dynagraf.com*

WINDSOR CANADIAN
OLD CROW
SCOTTY CAMERON
Decorá
ARDMORE
FYPON
JIM BEAM BLACK

AMERICAN LOCK
TEACHER'S BLENDED SCOTCH WHISKY
SHOW HOUSE by MOEN
LAPHROAIG
LARIOS
HOMECREST CABINETRY
100 AÑOS TEQUILA

PRO V1
THERMA TRU DOORS
Sauza TEQUILA
FJ FOOTJOY
Omega Cabinetry
DEKUYPER
KitchenCraft CABINETRY

SIMONTON WINDOWS
Maker's Mark

www.fortunebrands.com
520 Lake Cook Road, Deerfield, Illinois 60015-5611
1.847.484.4400

Master Lock
Canadian Club

KNOB CREEK
COURVOISIER Le Cognac de Napoléon
MOEN
JIM BEAM
Titleist
Aristokraft CABINETRY
HORNITOS

WATERLOO STORAGE & ORGANIZATION
COCKBURN'S
DYC
BV VOKEY DESIGN
SOURZ
CRUZAN
PINNACLE DISTANCE DOESN'T HAVE TO BE HARD

HARVEYS
RONRICO
KEMPER DISTINCTIVE CABINETRY
EFFEN VODKA
Schrock
cobra
red STAG by JIM BEAM

ANIS CASTELLANA
Kamchatka
OLD GRAND-DAD WHISKEY
Dynasty by Omega
DRYJOYS
BAKER'S
MAGNUM

VOX VODKA
CFG CLEVELAND FAUCET GROUP
FUNDADOR
BOOKER'S
Benchmark by THERMA TRU
KESSLER
(ri)1

WOLFSCHMIDT
TERRY CENTENARIO
BASIL HAYDEN'S
FORTUNE BRANDS
TRES GENERACIONES TRIPLE DISTILLED TEQUILA
Diamond cabinetry by
KUEMMERLING